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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

Syntel, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
87162H103
(CUSIP Number)
Daniel M. Moore, Chief Administrative Officer
Syntel, Inc.
525 East Big Beaver Road, Suite 300
Troy, MI 48083
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 18, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	87162H103

1	NAMES OF REPORTING PERSONS: Bharat Desai

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		8,537,050

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		9,468,692*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		8,537,050

WITH	10	SHARED DISPOSITIVE POWER:

9,468,692*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

18,005,742*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

43.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
     * The common stock with respect to which Mr. Desai shares voting and dispositive power includes (i) 4,659,346 shares held by the NS Trust dated February 28, 1997 I (“Trust I”), (ii) 4,659,346 shares held by the NS Trust dated February 28, 1997 II (“Trust II”), (iii) 75,000 shares held by the NS Trust dated May 17, 1997 V (“Trust V”), and (iv) 75,000 shares held by the NS Trust dated May 17, 1997 VI (“Trust VI”), over each of which Mr. Desai acts as co-trustee. Mr. Desai disclaims beneficial ownership of the 9,468,692 shares held by the Trust I, the Trust II, the Trust V and the Trust VI, as well as 1,800 shares held by various educational trusts for which Mr. Desai is the sole trustee.

     This Amendment No. 4 amends the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on January 7, 2005, as amended by Amendment No. 1 filed on February 14, 2005, Amendment No. 2 filed on January 9, 2006, and Amendment No. 3 filed on February 14, 2006, on behalf of Bharat Desai (the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.
Item 5. Interest in Securities of the Issuer
     Item 5 is hereby amended and restated as follows:
(a) As of the date of this Amendment No. 4, Mr. Desai is deemed to beneficially own an aggregate of 18,005,742 shares of Common Stock, which represents approximately 43.8% of the outstanding shares of Common Stock, based on the number of shares of Common Stock outstanding on December 28, 2006, as reported in Syntel’s most recent Prospectus filed with the SEC on January 12, 2007 (file No. 3333-139227). Mr. Desai disclaims beneficial ownership of an aggregate of 9,468,692 shares held by the Trust I, Trust VIII, Trust II, Trust V and Trust VI and certain other trusts for which Mr. Desai acts as co-trustee, as well as 1,800 shares held by various educational trusts for which Mr. Desai is the sole trustee.
(b) Mr. Desai has sole power to vote, direct the vote, dispose or to direct the disposition over 8,537,050 shares of Common Stock, and shared power to vote, direct the vote, dispose or to direct the disposition over 9,468,692 shares of Common Stock. Mr. Desai shares such power to vote, direct the vote, dispose or to direct the disposition with Mr. Parashar Ranade, as co-trustees of the Trust I, Trust II, Trust V and Trust VI. Mr. Ranade’s business address is c/o Syntel, Inc., 701 Brickell Ave., Suite 870, Miami, Florida 33131. Mr. Ranade is currently a full time student. During the past five years, Mr. Ranade has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Ranade is a citizen of the United States of America.
(c) On January 18, 2007, Mr. Desai sold 4,032,500 shares of Common Stock in a registered offering at a price per share of $27.695, net of underwriting discounts and commissions.
(d) Not applicable.
(e) Not applicable.

Signatures
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.
Dated: April 16, 2007

/s/ Bharat Desai
Bharat Desai